GRUPO TMM COMPANY CONTACT:
Jacinto Marina, Chief Financial Officer
011-525-55-629-8790
(jacinto.marina@tmm.com.mx)
Brad Skinner, Senior Vice President
Investor Relations
011-525-55-629-8725
(brad.skinner@tmm.com.mx)
Luis Calvillo, Executive Vice President
And Media Relations
011-525-55-629-8758
(luis.calvillo@tmm.com.mx)

KCS COMPANY CONTACT:
Ronald Russ, Senior Vice President and Chief Financial Officer
816-983-1702
(ronald.g.russ@kcsr.com)
William H. Galligan, Assistant Vice President, Corporate Affairs 816-983-1551

AT DRESNER CORPORATE SERVICES:
Kristine Walczak (general investors, analysts and media)
312-726-3600
(kwalczak@dresnerco.com)

Grupo TFM Announces Favorable Ruling in Value Added Tax Lawsuit

Mexico City, October 11, 2002 - Grupo TMM, S.A. ("Grupo TMM") (NYSE: TMM) and Kansas City Southern (NYSE: KSU), owners of the controlling interest in Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V. ("Grupo TFM"), announced today that a three judge panel of the Mexican Magistrates Court has unanimously ruled in favor of Grupo TFM in its Value Added Tax lawsuit. The claim dates back to January 1997. As a result of this decision, Grupo TFM expects to receive a certificate that may be used against future taxes or, under existing regulations, may be exchanged for cash. The decision is not subject to appeal by the government.

In response to the court ruling, Jose Serrano, Chairman and CEO of Grupo TMM and Grupo TFM said, "The decision of the court affirms that the Rule of Law is alive and well in Mexico. This ruling is a victory for our country and should serve as encouragement and validation for all investors throughout the world that the current Government of Mexico is serious about transparency and adhering to the laws of the nation."

Michael Haverty, Chairman, CEO and President of KCS stated, "By removing the uncertainty that has surrounded the VAT credit issue, the decision of the three judge panel enhances the opportunity for KCS and Grupo TMM to further grow the value of their investment through the development of TFM and the NAFTA rail network."

Headquartered in Mexico City, Grupo TMM is Latin America's largest multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in Transportacion Ferroviaria Mexicana (TFM), which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo. Visit Grupo TMM's web site at www.grupotmm.com.mx and TFM's web site at www.tfm.com.mx. Both sites offer Spanish/English language options.

KCS is a transportation holding company that has railroad investments in the United States, Mexico, and Panama. Its primary holding is Kansas City Southern Railway. Headquartered in Kansas City, Missouri, KCS serves customers in the central and south central regions of the U.S. KCS's rail holdings and investments are primary components of a NAFTA Railway system that links the commercial and industrial centers of the United States, Canada, and Mexico.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the Companies' managements as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Companies' investment in TFM, S.A. de C.V. and other new businesses; risks. These risk factors and additional information are included in Grupo TMM's and KCS' reports on file with the Securities and Exchange Commission.